Filed by LINKBANCORP, INC.

(Commission File No. 001-41505)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Partners Bancorp (Commission File No. 001-39285)

In connection with the pending transaction between LINKBANCORP, INC. (“LINK”) and Partners Bancorp (“Partners”), LINK provided the following handout to employees of LINKBANK, The Bank of Delmarva and Virginia Partners Bank on February 22 and 23, 2023.

Link BANK The bank of Delmarva Virginia partners bank Maryland partners bank a (a division of Virginia partners bank) + EMPLOYEE PACKET TOGETHER, A SUPERIOR BANKING FRANCHISE

LINKBANK | The Bank Of Delmarva + VIRGINIA PARTNERS BANK® MARYLAND PARTNERS BANK® (A Division of Virginia Partners Bank)

Today marks another exciting chapter of growth! We are excited to announce a transformational merger of equals to combine LINKBANCORP, Inc., parent company of LINKBANK, with Partners Bancorp, parent company of two affiliate banks—The Bank of Delmarva and Virginia Partners Bank, as well as Maryland Partners Bank, A Division of Virginia Partners Bank. The combined company will result in assets approaching $3 Billion, a network of 31 banking facilities, and an employee base of over 250. The combined organization and experienced leadership team will enhance banking services for retail clients and businesses in the attractive Mid-Atlantic.

~$3B	31	250+
IN ASSETS	BANKING FACILITIES	EMPLOYEES

THE KEY LEADERSHIP TEAM OF LINKBANK, LED BY ANDREW SAMUEL, CEO AT CLOSING, WILL INCLUDE:

- Carl Lundblad, President, LINKBANCORP, Inc.
- Tiffanie Horton, Chief Credit Officer
- Kris Paul, CFO, LINKBANCORP, Inc.
- Dee Bonora, Chief Technology Officer
- John Breda, Delmarva Market CEO
- Adam Nalls, Northern Virginia Market CEO
- Brent Smith, President, LINKBANK
- David Talebian, Northern Virginia Market President
- Wallace King, Sr., Greater Fredericksburg Market President

Exhibiting core company values and cultures that complement each other, this combination is a win-win for employees, clients, shareholders, and the community!

As part of the transformational merger, LINKBANCORP, Inc., will remain the holding company delivering enhanced services in PA, MD, VA, NJ, and DE, under one brand, LINKBANK.

TOGETHER, A SUPERIOR BANKING FRANCHISE

POSITIONED IN THE ATTRACTIVE HARRISBURG, PHILADELPHIA, SALISBURY, MD, NORTHERN VIRGINIA, FREDERICKSBURG, VA, AND BALTIMORE CORRIDOR


LINK (10)
PTRS (21)
Connecticut
Pennsylvania
New York
Pittsburgh
Harrisburg
Philadelphia
New Jersey
Washington
Maryland
Salisbury
Richmond
Virginia

THE BOARD STRUCTURE AT CLOSING WILL BE COMPRISED OF 22 DIRECTORS: 12 FROM LINKBANCORP, INC. AND 10 FROM PARTNERS BANCORP.

Joseph C. Michetti Jr. will be Chairman, Jeffrey F. Turner will be Vice Chairman, and Andrew S. Samuel will be CEO.

Pending fulfillment of customary closing conditions, receipt of approval by the shareholders of each company, and receipt of regulatory approvals, the transaction is expected to close by end of Q3 2023.

Member FDIC | IR.LINKBANCORP.COM | LINKBANK.COM

Link BANK The bank of Delmarva Virginia partners bank Maryland partners bank a (a division of Virginia partners bank) ONE BRAND, ONE BANKING FORCE Our employees, who embody our company culture and deliver an unmatched client experience, are the driving force behind our success! Together, under one brand, we will be one banking force striving to positively impact lives. HEADQUARTERS Holding company & Bank headquarters: Camp Hill, PA Major Operation Centers: Salisbury, MD and Fredericksburg, VA BRAND Combined holding company will be LINKBANCORP, Inc. The Bank of Delmarva and Virginia Partners Bank will merge with and into LINKBANK and operate under the unified LINKBANK brand. LEARN MORE BY VISITING: LINKBANCORP, INC. “LINK” or “LNKB” IR.LINKBANCORP.COM LINKBANK.COM PARTNERS BANCORP “Partners” or “PTRS” PARTNERSBANCORP.COM BANKOFDELMARVAHB.COM VAPARTNERSBANK.COM WHAT IS THE ORGANIZATION’S COMMITMENT TO DIVERSITY IN BANK LEADERSHIP? Both organizations are committed to fostering a diverse, equal, and inclusive culture that reflects the markets in which we live and work and the communities we serve. WHY COMBINE THE TWO ORGANIZATIONS? WHAT MAKES THE TWO ORGANIZATIONS ATTRACTIVE STRATEGIC PARTNERS? LINKBANK and the Partners Bancorp affiliate banks are all respected institutions with strong leadership and experienced bankers. Both organizations manifest like-minded cultures that focus on employees and the client experience. Both are rooted in the communities they serve. The organizations geographic footprints are well-aligned, which, when combined, provides greater scale, allowing the combined company to deepen its presence in its core markets. The resulting company also leverages the strength of its focus on technology, resulting in value creation for shareholders, clients and the community. WHAT CORE WILL THE COMBINED BANK OPERATE ON? The core will be Jack Henry, Silverlake. WHAT WILL THE CULTURE OF THE NEW COMPANY BE LIKE? It was very important to each of Partners and LINKBANCORP when evaluating the transaction that the culture of the two organizations fundamentally aligned. We are both committed to living out our core values daily. We are community bankers at heart, committed to our clients and the communities we serve, with a continued mission to positively impact lives. WHAT WILL BE THE BOARD OF DIRECTORS STRUCTURE AT CLOSING? Effective at closing, the LINKBANCORP, Inc. and LINKBANK, directors will be comprised of 22 Directors: 12 from LINKBANCORP, Inc. and 10 from Partners Bancorp. WHAT SHOULD I DO IF SOMEONE FROM THE MEDIA CONTACTS ME? Employees, officers and directors are not authorized spokespersons for the banks and any media inquiries should be referred according to your bank’s current policy. Employees of Partners Bancorp subsidiary banks should refer all inquiries to John W. Breda, President & CEO, Partners Bancorp, 410.548.1100, ext. 10233. LINKBANK employees should refer all media, stockholder, and investor inquiries to Andrew Samuel, CEO, LINKBANCORP 717.798.4230. WILL ANYTHING HAPPEN TO MY JOB? For all of us, this change represents opportunity. The combined company will provide opportunities for employees to have new and expanded roles throughout the organization. The key to success will come from the combined skills and experiences of the team. As we bring the organizations together, we expect people to be displaced due to duplicated roles. We expect all employees of Virginia Partners Bank and The Bank of Delmarva to continue employment in the ordinary course of business through legal closing. It is too early to know the specific employee impact; however, LINKBANK will convey details to each employee of the Partners Bancorp affiliate banks. LINKBANK will communicate a formal timeline around the process for notifications as soon as one is available. We appreciate your patience and understanding as the combined management team works through the process in a caring and deliberate way.

LINKBANK

The Bank Of Delmarva + VIRGINIA PARTNERS BANK® MARYLAND PARTNERS BANK® (A Division of Virginia Partners Bank)

WILL THERE BE ANY BRANCH CONSOLIDATIONS?

We will be evaluating the branch structure and may be consolidating or selling some branches. Any branch consolidations or sales will be accomplished with careful evaluation and significant consideration to ensure a limited impact on the local community.

WHAT WILL BE THE COMBINED VISION AND MISSION?

The mission will be to **positively impact lives.** With a continued dedication to serving and contributing to our local communities, LINKBANK established The LINK Foundation (LINKFOUND.ORG) to give back to local organizations focusing on the communities we serve, so we can help meet the greatest needs of our growing footprint.

WILL RELATIONSHIP BANKING STILL BE A FOCUS?

Absolutely. We will continue to go above and beyond to serve our loyal clients.

IF I HAVE ADDITIONAL QUESTIONS, CAN I SPEAK WITH SOMEONE?

We understand that person-to-person conversations are often preferable. Employees of Partners Bancorp can contact John W. Breda, President & CEO, at 410.548.1100 ext 10233. Employees of LINKBANK, can contact Brent Smith, President, 717.778.7243.

WITH THE TRANSFORMATIONAL MERGER OF EQUALS, WHAT COMBINED BRAND WILL WE OPERATE UNDER?

The combined holding company will be LINKBANCORP, Inc. The Bank of Delmarva & Virginia Partners Bank will merge with and into LINKBANK, operating under the unified LINKBANK brand.

WHAT WILL HAPPEN TO MY PARTNERS BANCORP STOCK?

At closing, existing Partners Bancorp stock will be converted to shares of LINKBANCORP, Inc. based on an established exchange ratio. With limited exceptions, Partners Bancorp stock options will convert to LINKBANCORP options subject to the same terms, exercisability, and vesting schedule in place prior to closing.

WILL THERE BE ANY IMPACT TO PRODUCTS AND SERVICES?

The combined bank will be positioned to offer a wider product suite and broader client services capabilities to benefit existing relationships.

WHAT IS THE COMBINED FOOTPRINT?

The combined markets are positioned in the attractive Mid-Atlantic region, creating a premiere franchise.

WHEN WILL THE TRANSFORMATIONAL MERGER OF EQUALS CLOSE?

The anticipated deal closing will be Q3, 2023, pending fulfillment of closing conditions and receipt of regulatory approvals.

OUR VALUES

01 **LIVE**
Passion for what you do.

02 **INTEGRITY**
Be truthful and trustworthy.

03 **NURTURE**
Pursuit of authentic relationships.

04 **KNOWLEDGE**
Seek to listen first.



Member FDIC

IR.LINKBANCORP.COM | LINKBANK.COM

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the beliefs, goals, intentions, and expectations of LINK and Partners regarding the proposed transaction, revenues, earnings, costs, earnings per share, loan production, asset quality, and capital levels, among other matters; and other statements that are not historical facts. Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include,    without limitation, those relating to the terms, timing and closing of the proposed transaction. Additionally, forward-looking statements speak only as of the date they are made; LINK and Partners do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of LINK and Partners. Such statements are based upon the current beliefs and expectations of the management of LINK and Partners and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between LINK and Partners; the possibility that the proposed transaction will not close; the risk that the proposed transaction could have adverse effects on the market price of the common stock of either or both parties; the possibility that the anticipated benefits of the proposed transaction will not be realized; certain restrictions during the pendency of the proposed transaction impacting the parties’ ability to pursue certain business opportunities; the transaction may be more expensive to complete than anticipated; the parties may be unable to achieve expected synergies in the merger within the expected timeframes; integration may be more difficult or costly than expected; revenues following the proposed transaction may be lower than expected; LINK’s and Partners’ success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by LINK’s issuance of additional shares of its capital stock in the proposed transaction; effects of the proposed transaction on the ability of LINK and Partners to retain customers and retain and hire key personnel and maintain relationships with their suppliers; economic conditions; and the other factors discussed in the “Risk Factors” section of each of LINK’s and Partners’ Annual Report on Form 10-K for the year ended December 31, 2021, in the “Risk Factors” and other reports LINK and Partners file with the U.S. Securities and Exchange Commission (the “SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction, LINK will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of LINK and Partners, which also constitutes a prospectus of LINK, that will be sent to shareholders of LINK and shareholders of Partners seeking certain approvals related to the proposed transaction. The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITYHOLDERS OF LINK AND PARTNERS AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ,WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILEDOR TO BE FILED WITH THE SEC IN CONNECTIONWITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LINK, PARTNERS AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about LINK and Partners, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by LINK will be made available free of charge in the “Investor Relations” section of LINK’s website, https://ir.linkbancorp.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Partners will be made available free of charge in the “Investor Relations” section of Partners’ website, https://www.partnersbancorp.com/investor-relations, under the heading “SEC Filings.” LINK, Partners, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding LINK’s directors and executive officers is available in its Amendment No. 1 to the Annual Report on Form 10-K, which was filed with the SEC on April 22, 2022, and certain other documents filed by LINK with the SEC. Information regarding Partners’ directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on November 2, 2022, and certain other documents filed by Partners with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph. IR.LINKBANCORP.COM    |    LINKBANK.COM